AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1999
                                               REGISTRATION NO. 333-________
==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         _______________________________
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   __________

                         ADVANCED TISSUE SCIENCES, INC.
             (Exact name of Registrant as Specified in Its Charter)

                 Delaware                          14-1701513
    (State or Other Jurisdiction of             (I.R.S. Employer
    Incorporation or Organization)             Identification No.)
                                   __________

    10933 North Torrey Pines Road, La Jolla, California 92037 (858) 713-7300 (Address, Including Zip Code, And Telephone Number, Including Area Code, Of
                    Registrant's Principal Executive Offices)
                                   __________

                              Arthur J. Benvenuto
                Chairman of the Board And Chief Executive Officer
                         ADVANCED TISSUE SCIENCES, INC.
    10933 North Torrey Pines Road, La Jolla, California 92037 (858) 713-7300 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)
                                   __________

                                   Copies to:
                              Faye H. Russell, Esq.
                              Maria P. Sendra, Esq.
                         BROBECK, PHLEGER & HARRISON LLP
                                550 West C Street
                           San Diego, California 92101
                                 (619) 234-1966
                                   __________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If only the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE


Title of Each Class                      Proposed Maximum      Proposed Maximum      Amount of
of Securities to be     Amount To Be    Aggregate Offering    Aggregate Offering   Registration
  Registered (1)         Registered     Price per Share (2)        Price (2)           Fee
===================     ============    ===================   ==================   ============
Common Stock, $0.01
par value per share      5,000,000           $3.33              $16,650,000           $4,630
===============================================================================================

(1) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.
(2) Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c) based on the average of the high and low sales prices per share of the common stock on July 8, 1999 as reported on the Nasdaq National Market.
                                   __________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                   SUBJECT TO COMPLETION, DATED JULY 12, 1999

                             PRELIMINARY PROSPECTUS

     The information in this preliminary prospectus is not complete and may be changed. The common stock covered by this preliminary prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

                                5,000,000 SHARES

                         ADVANCED TISSUE SCIENCES, INC.
                                  COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of 5,000,000 shares of our common stock. All of the 5,000,000 shares of our common stock are being sold by us. No underwriter has been or will be engaged by us in connection with the sale of these shares.

     We will determine the price to purchasers on or before the sale of the shares. The net proceeds to us will be the purchase price less our expenses of the offering.

     The purchase price may be equal or related to the market price prevailing at that time or such other price as we may agree upon with the purchasers. Our common stock is traded on the Nasdaq National Market under the symbol "ATIS." On July 8, 1999, the closing sale price of the Common Stock was $3.25 per share.

                                 _______________

     THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY SHARES OF COMMON STOCK.
                                 _______________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 _______________

                  The date of this prospectus is July ___, 1999

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, including certain information in our Definitive Proxy Statement in connection with our 1999 Annual Meeting of Stockholders;

     2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

     3.  Our Current Report on Form 8-K filed May 28, 1999;

     4. The description of our common stock contained in our Registration Statement on Form 8-A filed July 28, 1992, including any amendments or reports filed for the purpose of updating such descriptions; and

     5. The description of our Preferred Stock Purchase Rights, contained in our registration statement on Form 8-A filed on January 6, 1995, including any amendments or reports filed for the purpose of updating such descriptions.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:
                      Advanced Tissue Sciences, Inc.
                      10933 North Torrey Pines Road
                      La Jolla, California  92037
                      (858) 713-7300
                      Attn:  Investor Relations

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS.   WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU
WITH DIFFERENT INFORMATION. WE ARE NOT MAKING OR AUTHORIZING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

     Dermagraft (R), TransCyte (TM) and NeoCyte (TM) are our trademarks. This prospectus also includes names and trademarks of other companies.

                     FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE. WE ARE NOT OBLIGATED TO UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT NEW EVENTS OR CIRCUMSTANCES.

                         ADVANCED TISSUE SCIENCES, INC.

     We are a leading tissue engineering company developing human-based tissue products for therapeutic applications. We are currently focusing our efforts on skin, cartilage and cardiovascular products. Our core technology uses the principles of cell biology, bioengineering, biochemistry, and polymer and transplant science to culture living human cells "in vivo" or in the body, or "ex vivo" or outside the body. We culture the cells in a manner that allows them to develop and assemble into a functioning three-dimensional tissue. We have successfully replicated a variety of human tissues using our technology. Our objective is to redefine tissue repair and transplantation by developing, manufacturing and marketing products produced through tissue engineering. Our product strategy is to use our patented core technology to develop multiple products which address unmet therapeutic needs or offer improved, cost-effective alternatives to current treatment modalities. By building on our base of scientific knowledge through the continued application of our core technology, we believe we can achieve significant synergies in the development, clinical testing and manufacture of successive tissue products.

     Our first commercial product, TransCyte, a temporary covering for burns, was first approved for commercial sale by the FDA in March 1997 for full-thickness, or third degree burns, and for partial-thickness, or second degree burns, in October 1997. Dermagraft for the treatment of diabetic foot ulcers, a living, human dermal replacement, is in clinical trials in the United States. Dermagraft for diabetic foot ulcers and TransCyte for burns have been introduced in other countries as permitted by regulatory requirements. Both TransCyte and Dermagraft are being commercialized through a joint venture with Smith & Nephew plc. Our other products are at earlier stages of development.

     TRANSCYTE. TransCyte consists of a dermal tissue with an ultra-thin synthetic covering that acts as a protective cover. In the treatment of third degree burns, TransCyte is designed to help retain fluids and reduce the risk of infection until a sufficient amount of the patient's own skin becomes available for grafting. TransCyte, as compared to silver sulfadiazine in treating second degree burns, has been shown to heal burns faster.

     Of the approximately 1.2 million people who suffer burn injuries annually in the United States, up to 13,000 are severely burned and require skin grafts. TransCyte was initially approved to address the approximately 1,500 severely burned patients with burns exceeding 20% body surface area. Another 30,000 to 40,000 burn victims, often children, suffer the partial to mid-dermal burns also being addressed by TransCyte. These burns frequently result from household hazards such as scalds from hot liquids, faulty heating pads or misuse of ignition fluids.

     DERMAGRAFT. Dermagraft is a dermal replacement product grown on a bioabsorbable scaffold. It is designed to provide a healthy, metabolically active dermal matrix in chronic skin ulcers to support wound closure. Healing skin ulcers faster can potentially reduce the risk of infection (and, in the case of diabetic foot ulcers, the subsequent risk of amputation), as well as the need for skin grafting and reconstructive procedures. Chronic skin ulcers that may be addressed by Dermagraft include diabetic foot ulcers, venous ulcers and pressure ulcers.

     Approximately 800,000 diabetic foot ulcers are estimated to be treated in the United States each year, approximately half of which are believed to represent the target market for Dermagraft. It is estimated that more than
1.2 million patients are affected by acute pressure ulcers, over 200,000 nursing home patients suffer from chronic pressure ulcers and approximately 500,000 patients are diagnosed with venous ulcers in the United States each year.

     ORTHOPEDICS. Through a separate joint venture with Smith & Nephew, we are developing tissue-engineered cartilage for orthopedic applications based on our three-dimensional culture system. Over the past several years, the joint venture's activities have focused on the development of human tissue-engineered articular cartilage product. We believe a tissue-engineered articular cartilage could be used to repair cartilage defects in joints. This would provide an opportunity to treat patients at an earlier stage of joint degeneration, thereby delaying, or in some cases eliminating, the need for total joint replacements. We are working to optimize the product before advancing into clinical trials. The joint venture has also developed prototypes for a tissue-engineered meniscus and is performing preclinical studies during 1999.

     There are over 1.2 million arthroscopic procedures for repair of the knee, including procedures involving articular cartilage, meniscus and ligament, performed annually in the United States.

     CARDIOVASCULAR. Through the use of our tissue engineering technology, we are developing blood vessels that will grow and repair normally. Potentially, these tissue-engineered blood vessels could provide enhanced biocompatibility and improved patency with a reduced need for the anticoagulant drugs required with currently available products. In collaboration with the Department of Bioengineering at the University of California, San Diego, we are currently leading a multi-disciplinary effort to design, construct and evaluate tissue-engineered vascular grafts produced from cells grown on a biocompatible scaffold. This project is integrating current advances in cell culture, bioreactor technology, biomaterials and blood vessel mechanics to create a unique, living tissue replacement for blood vessels. The successful integration of these technologies could lead to the development of grafts to treat coronary and peripheral artery vascular diseases.

     In the United States, over 900,000 people die each year from cardio-vascular disease. More specifically, 14 million people suffer from coronary artery disease and over 380,000 coronary artery bypass procedures are performed annually in the United States. Likewise, each year approximately 70,000 patients undergo surgery for the replacement of peripheral vascular grafts.

     SMITH & NEPHEW PLC.  In April 1996, we entered into an agreement with
Smith & Nephew to form a joint venture for the worldwide commercialization of Dermagraft in the treatment of diabetic foot ulcers. The Dermagraft Joint Venture was expanded in 1998 to include venous ulcers, pressure ulcers, burns and other skin tissue wounds. Under the joint venture agreement with Smith & Nephew, we are principally responsibility for manufacturing and Smith & Nephew has primary responsibility for the worldwide sales and marketing of Dermagraft and TransCyte. Smith & Nephew is a world leader in wound care sales with an established sales force in over 90 countries. It develops, manufactures and markets a wide range of tissue repair products, principally addressing the areas of bone, joints, skin and other soft tissue. Smith & Nephew is known in the United States for its comprehensive training and customer education programs, and it has successfully launched several advanced wound care products.

     In 1994, we entered into a separate joint venture with Smith & Nephew for the worldwide development, manufacture and marketing of human tissue-engineered cartilage for orthopedic applications. Under the terms of the agreement, we are responsible for supervising the manufacturing of cartilage tissue products. The joint venture will execute the research and development program, develop a worldwide marketing plan, and will utilize Smith & Nephew's established selling and distribution network to market the products.

     INAMED CORPORATION. We recently entered into a strategic alliance with Inamed Corporation for the development and marketing of aesthetic and certain reconstructive applications of our human-based, tissue engineering technology. Specifically, we licensed Inamed rights to develop, market and sell certain products for use in cosmetic surgery, cartilage for plastic and reconstructive applications, and an extracellular matrix product for breast reconstruction. Inamed also received an option to license rights to certain of our tissue-engineered products which potentially may be used for soft tissue augmentation such as in wrinkle and cosmetic correction, and as a bulking agent in the treatment of urinary incontinence. Inamed Corporation is a global surgical and medical device company engaged in the development, manufacture and marketing of medical devices for the plastic and reconstructive, bariatric and general surgery markets.

     Advanced Tissue Sciences was incorporated in Delaware in 1987. Our principal executive offices are located at 10933 North Torrey Pines Road, La Jolla, California 92037, and our telephone number is (858) 713-7300.

                         RECENT DEVELOPMENTS

     In June 1999, we announced that Smith & Nephew plc, our partner in our Dermagraft and cartilage joint ventures, increased its equity ownership position in Advanced Tissue Sciences. A $10 million loan from Smith & Nephew related to the Dermagraft Joint Venture was converted into approximately 2.8 million shares of our common stock. The loan agreement allowed us to pay the loan in cash or common stock. The loan was due and payable in less than a year. The conversion increased Smith & Nephew's interest in our common stock to approximately 8%.

     During the quarter ended June 30, 1999, holders of our Convertible Series B Preferred Stock continued to convert their shares into common stock. As a result, we have 100.8 shares of our Convertible Series B Preferred Stock and approximately 52.2 million shares of our common stock outstanding as of June 30, 1999. We have also notified the holders of the Convertible Series B Preferred Stock of our election to redeem for cash at 105% of liquidation value any preferred shares submitted for conversion from July 1, 1999 to September 30, 1999 at a conversion price equal to or below $3.58 per share. We may withdraw this election on five days advance notice.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

RISKS RELATED TO OUR BUSINESS
-----------------------------

OUR PRODUCTS MAY NOT SUCCESSFULLY COMPLETE CLINICAL TRIALS REQUIRED FOR COMMERCIALIZATION.

     We believe that our profitability and growth over the next several years will depend in large part upon broad market acceptance of Dermagraft for the treatment of diabetic foot ulcers and, to a lesser extent, of TransCyte in the United States and the key international markets targeted by Smith & Nephew. Early in 1998, an FDA Advisory Panel recommended the FDA approve Dermagraft for marketing in the United States for the treatment of diabetic foot ulcers. The Advisory Panel's recommendation included certain conditions we would have needed to satisfy after the commercial introduction of Dermagraft.

     However, in June 1998, the FDA requested we complete an additional controlled clinical trial to support our application for approval to market Dermagraft for the treatment of diabetic foot ulcers. We are currently conducting this additional pivotal clinical trial. Commercial introduction within the United States is subject to successful completion of the additional clinical trial. Assuming successful completion of the clinical trial, we will still need to apply and receive FDA approval before we can market Dermagraft for the treatment of diabetic foot ulcers in the United States.

     We have received FDA approval to market TransCyte for first and second degree burns and have been marketing that product since March 1997. Inter-nationally, the Dermagraft Joint Venture is selling Dermagraft for diabetic foot ulcers and TransCyte for burns as allowed under regulatory requirements or as we receive regulatory approvals. Accordingly, the commercial acceptance of Dermagraft for the treatment of diabetic foot ulcers has not been tested in the United States, and both Dermagraft and TransCyte have only been marketed and sold for a limited period of time.

     Substantially all of our products under development and many of the additional applications of our existing products will require successful clinical trials to support the regulatory approvals required before our products can be commercialized.

WE WILL NEED ADDITIONAL FUNDS TO SUPPORT OPERATIONS. IF WE ARE UNABLE TO OBTAIN THEM, WE WOULD HAVE TO REDUCE OR CEASE OPERATIONS, OR ATTEMPT TO SELL SOME OR ALL OF OPERATIONS OR TO MERGE WITH ANOTHER ENTITY.

     The further development of our technology and products as well as any further development of manufacturing capabilities or the establishment of additional sales, marketing and distribution capabilities will require the commitment of substantial funds. Our existing working capital will not be sufficient to meet our needs. Potential sources of additional funds include payments from our alliances with Smith & Nephew and Inamed Corporation, our borrowing capacity under the cartilage joint venture with Smith & Nephew, and our access to funds under an equity line. In addition, we may pursue additional public or private offerings of debt or equity securities or other means. We could also acquire additional funding through collaborative arrangements or the extension of existing arrangements. With the equity line, we believe such sources of funds will be sufficient to meet our present operating and capital requirements for at least the next twelve months.

     We cannot provide assurance that we will satisfy the milestones for additional funds under the joint ventures with Smith & Nephew or the Inamed alliance. We also cannot provide assurance that adequate funds will be available under other existing or future arrangements when such funds are needed or, if available, on terms acceptable to us. In certain circumstances, funds under the equity line could be limited or, in some cases, completely unavailable. Limitations on the equity line include:

     -  any draw by us under the equity line may not exceed $15 million;

     - draws by us within any three-month period cannot exceed 4.9% of the outstanding shares of our common stock;

     - the investor group does not have to accept any draw which would result in such group owning more than 4.9% of the outstanding shares of our common stock; and

     - we cannot draw against the equity line during the pricing period for an earlier draw.

In addition, we may not effect a drawing under the equity line if:

     -  our common stock is trading at less than $2 per share;

     - trading of our common stock on the Nasdaq National Market has been suspended;

     -  our common stock has been delisted from the Nasdaq National Market; or

     - we do not have in effect a registration statement under the Securities Act of 1933 covering the issuance and resale of the common stock to be issued pursuant to the draw.

     Insufficient funds may require us to delay, scale back or eliminate certain of our research and product development programs or that we license third parties the right to commercialize products or technologies that we would otherwise commercialize ourselves or that we attempt to merge with another entity.

OUR PRODUCTS MAY NOT ACHIEVE THE MARKET ACCEPTANCE REQUIRED FOR SUCCESSFUL COMMERCIALIZATION.

     Our products are based on new and innovative technologies and we cannot provide assurance that either the medical community or the general population will broadly accept such products as alternatives to existing methods of treatment. The acceptance of our products may be adversely affected by:

     -  their respective cost;

     -  concerns related to efficacy;

     -  the effectiveness of alternative methods of treatment; and

     -  the insufficiency of third-party reimbursement.

Any future reported adverse events or other unfavorable publicity involving patient outcomes from the use of our products could also adversely affect acceptance of our products. Both we and Smith & Nephew have limited direct experience marketing or obtaining third-party reimbursement for these types of products.

WE RELY ON THIRD PARTIES TO MARKET AND SELL OUR PRODUCTS AND THOSE THIRD PARTIES MAY NOT PERFORM SUCCESSFULLY.

     We are relying on Smith & Nephew and others to market our products both domestically and internationally. Our success in generating market acceptance of Dermagraft and TransCyte will depend on the marketing efforts of Smith & Nephew. We cannot control the amount and timing of resources that Smith & Nephew or others may devote to marketing and selling our skin products. We cannot assure Smith & Nephew will perform its obligations under the Dermagraft Joint Venture as expected. Our failure to achieve broad acceptance of Dermagraft for the treatment of diabetic foot ulcers and, to a lesser extent, TransCyte for burn care, would have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE NOT ABLE TO CONTROL THE AMOUNT AND TIMING OF RESOURCES OUR CURRENT AND FUTURE COLLABORATORS DEVOTE TO OUR PROGRAMS OR POTENTIAL PRODUCTS, THEN OUR PRODUCT DEVELOPMENT COULD BE DELAYED OR TERMINATED. THIS WOULD ADVERSELY AFFECT OUR BUSINESS.

     We are particularly dependent on Smith & Nephew with respect to the Dermagraft and the cartilage joint ventures. The amount and timing of resources to be devoted to such performance are not within our control, and we cannot assure that Smith & Nephew will perform its obligations as expected. The Dermagraft and cartilage joint ventures would be materially and adversely affected if Smith & Nephew had a strategic shift in its business focus. In addition, the Dermagraft and cartilage joint venture agreements provide that they may be terminated prior to their expiration under certain circumstances that are outside our control. A termination of such agreements, or a failure of Smith & Nephew to adequately perform its obligations thereunder, would have a material adverse effect on our ability to successfully complete the development and testing of the products covered thereby and to successfully penetrate the markets for such products. Any such event could have a material adverse effect on our business, financial condition and results of operations.

     We continually seek and consider collaborative arrangements to obtain funding for the development of our products, such as our recent alliance with Inamed Corporation. These arrangements may involve the issuance of additional equity or debt securities and marketing rights to the funding party. We may seek collaborative arrangements and separate funding for our programs which may include joint ventures, third party equity investments or other financing structures. To the extent that we choose not to or are unable to establish such arrangements, we would experience increased capital requirements to undertake research, development and marketing of our proposed products at our own expense. In addition, we may encounter significant delays in introducing our proposed products into certain markets or find that the development, manufacture or sale of our proposed products in such markets is adversely affected by the absence of such collaborative agreements.

OUR OPERATIONS ARE NOT CURRENTLY PROFITABLE.

     To date, we have experienced significant operating losses in funding the research, development, testing and marketing of our products and expect to continue to incur substantial operating losses. To March 31, 1999, we had incurred cumulative net operating losses of $223.8 million. Our ability to achieve profitability depends in part upon our ability, either independently or in collaboration with Smith & Nephew and others, to successfully manufacture and market Dermagraft and TransCyte for skin ulcers and burns. There can be no assurance that we will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis.

IF OUR PRODUCTS ARE NOT EFFECTIVELY PROTECTED BY VALID, ISSUED PATENTS OR IF WE ARE NOT OTHERWISE ABLE TO PROTECT OUR PROPRIETARY INFORMATION, WE WILL NOT BE ABLE TO MAINTAIN A COMPETITIVE POSITION AND IT WOULD HARM OUR BUSINESS.

     Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. We rely on patents, trademarks, trade secrets and know-how to maintain our competitive position. As of July 6, 1999, we own thirty-two issued and four allowed patents in the United States. In addition, thirty foreign counterparts to some of the United States patents have issued in several foreign countries. The United States patents expire at various times between 2005 and 2016.

     In October 1990, we received a United States patent on our core technology. This product patent covers three-dimensional living stromal tissue produced by culturing stromal cells in vitro or outside the body on a biocompatible framework. The stromal tissue provides the growth factors and structural proteins used in our three-dimensional matrix to grow organ tissues. This patent expires in October 2007. In September 1995, we were granted a corresponding patent by the European Patent Office covering a three-dimensional stromal tissue and methods of use to grow skin, bone marrow and liver tissue. The patent will expire in April 2007.

     In November 1993, we received a United States patent relating to Dermagraft, covering both three-dimensional dermal tissue and full-thickness skin tissue cultured on living stromal tissue prepared in vitro and, in August 1995, received a United States patent covering the growth and implantation of our Dermagraft dermal skin replacement. These patents expire in November 2010 and August 2012, respectively. In October 1995, a United States patent was issued relating to TransCyte. This product patent covers a variety of transitional burn coverings that use a synthetic membrane with an attached dermal component. This patent will expire in October 2012.

     We received two new U.S. patents in 1998 and three to date in 1999. In July 1998 and January 1999, we received U.S. patents covering methods for culturing three-dimensional tissue products made with genetically-modified cells for gene therapy applications. Under the technology described in the patents, genetically-modified tissues can be grown on a biocompatible scaffold using genetically-engineered stromal cells, genetically-engineered parenchymal cells or both. These patents comprise both product and method of use claims. These patents expire in July 2015 and January 2017, respectively. In December 1998, we received a U.S. patent covering an apparatus for the growth and packaging of three-dimensional tissue constructs. We are presently using the apparatus as a "bioreactor" for the automated production of our Dermagraft and TransCyte products. This patent expires in December 2015.

     In January 1999, we also received a U.S. patent covering tubular, living three-dimensional tissue constructs, including blood vessels and gastrointestinal and genitourinary tissues. This patent also covers methods for preparing these tubular tissues. This patent expires in October 2007. In May 1999, we received a U.S. patent covering living cartilage tissues and methods for preparing these cartilage tissues in vitro or outside the body. Under the technology described in the patent, cartilage-producing cells, including progenitor cells such as mesenchymal stem cells, can be cultured on a framework to form a three-dimensional cartilage tissue. The rights to this patent extend until May 2016.

     Furthermore, in June 1998, three U.S. patents covering the growth of vascularized human tissues or organs on three-dimensional biocompatible, biodegradable and non-biodegradable polymer scaffolds inside the body or in vivo were issued to the Massachusetts Institute of Technology and Children's Hospital, Boston. These patents are licensed to us for a broad range of tissues and organs and complement our core patents covering the growth of tissues outside the body or ex vivo. The rights to these patents extend until October 2013.

     Our other patents issued in the United States cover tissue-engineered compositions, apparatus and methods for preparing same, processes for therapeutic applications and laboratory testing. These patents expire between 2005 and 2016. We also have additional United States and foreign patent applications relating to our tissue engineering technology. In addition, we have certain licensing rights to United States and foreign patents and patent applications filed by the Massachusetts Institute of Technology. These license rights relate to cell growth and organ regeneration and repair, and biodegradable polymers. They are subject to certain limitations as to applicable tissues and fields of use. We have also licensed rights to a stem cell proliferation factor from the University of Florida.

     We cannot provide assurance that:

     -  any applications will result in issued patents;

     - any current or future issued or licensed patents, trade secrets or know-how will afford protection against competitors with similar technologies or processes;

     - any patents issued will not be infringed upon or designed around by others; or

     - others will not independently develop technologies or processes that are the same as or substantially equivalent to ours.

We could also incur substantial costs in defending ourselves in suits brought against us on such patents or in bringing suits to protect our patents or patents we license against infringement. In addition to patent protection, we rely on trade secrets, know-how and technological advances which we seek to protect in part by confidentiality agreements with our collaborative partners, employees and consultants. We cannot provide assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by competitors.

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WE DEPEND ON THIRD-PARTY SUPPLIERS TO SUPPLY THE MATERIALS NECESSARY TO
MANUFACTURE OUR PRODUCTS WHICH MAY DELAY OR IMPAIR OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS ON A TIMELY AND COMPETITIVE BASIS OR ADVERSELY AFFECT OUR POTENTIAL FUTURE PROFITABILITY.

     Although most of the raw materials used in the manufacture of our Dermagraft and TransCyte products are available from more than one supplier, changes in certain critical components could cause the FDA to require us to prove equivalency of the materials or potentially to modify or perform additional clinical trials for our Dermagraft and TransCyte products, which could have the effect of restricting our ability to commercialize our products.

     The mesh framework used by us in the manufacture of Dermagraft is avail-able under a supply agreement with only one FDA-approved manufacturing source. Similarly, the synthetic mesh framework used by us in the manufacture of TransCyte is only available under a supply agreement with a different FDA-approved manufacturing source. Because the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain component parts and packaging materials in their applications, FDA approval of a new supplier would be required if these materials become unavailable from the current supplier.

     We cannot give any assurance that interruptions in supplies for the manufacture of our Dermagraft and TransCyte products will not occur in the future or that we will not have to obtain substitute vendors for these materials. Any significant supply interruption would adversely affect our clinical trials as well as our product development and marketing programs.
In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to us or incompatible with our manufacturing process, could have a material adverse effect on our ability to manufacture products.

MANY OF OUR PRODUCTS ARE IN AN EARLY STAGE OF DEVELOPMENT AND MAY NEVER BE SUCCESSFULLY COMMERCIALIZED WHICH WOULD HAVE AN ADVERSE IMPACT ON YOUR INVESTMENT AND OUR BUSINESS.

     Although TransCyte has been approved for commercial sale and clinical trials are underway using Dermagraft for the treatment of diabetic foot ulcers in the United States, our other products are at earlier stages of research, development and testing. These products, including additional indications for Dermagraft and TransCyte, will require significant additional research and development, including extensive preclinical and clinical testing, and regulatory approvals prior to commercialization. In addition, even assuming successful completion of the additional Dermagraft clinical trial, we cannot provide assurance that the FDA will approve the marketing of Dermagraft.

     All of our products are subject to the risks of failure inherent in the development of products based on innovative technologies. Such risks include the possibilities that:

     - any or all of these products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals;

     -  our products are uneconomical to market;

     - third parties may hold legal rights that preclude us from marketing such products; or

     - our products fail to achieve market acceptance in light of competing technologies and products.

RISKS RELATED TO OUR INDUSTRY
-----------------------------

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION IN OUR INDUSTRY AND MAY FAIL TO RECEIVE REGULATORY APPROVAL WHICH COULD PREVENT OR DELAY THE
COMMERCIALIZATION OF OUR PRODUCTS.

     Regulation by governmental authorities in the United States and foreign countries is a significant factor in manufacturing, marketing, researching and developing our products. Our preclinical studies, clinical trials, manufacturing and marketing is subject to extensive, costly and rigorous regulation by various governmental authorities in the United States and other countries. Most of our proposed products will require regulatory approval prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing as a condition of approval by the FDA and by similar authorities in foreign countries. The process of obtaining required regulatory approvals by the FDA and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product. We cannot give any assurance that any products we develop, independently or in collaboration with others, will receive the required approvals for manufacturing and marketing.

     In the United States, the FDA regulates the clinical testing, manufacture, distribution and promotion of medical devices, biologics and pharmaceuticals pursuant to the Federal Food, Drug and Cosmetic Act or the FDC Act and related regulations. Our TransCyte, Dermagraft and cartilage products are subject to regulation by the FDA as medical devices. Our other tissue replacement products, currently in various stages of development, could be regulated as medical devices, biologic products or pharmaceutical products. Legislative and regulatory initiatives concerning the regulation of tissue and organ transplants are ongoing and could possibly affect the future regulation of our tissue-engineered products. We cannot accurately predict the time frame for such action or the ultimate effect of any such initiatives on the products we are developing. Unlike submissions for medical devices, the FDA has no regulatory time limit within which it must review and act upon submissions treated as biologics. As a result, the time period for final action often takes several years from submission, usually exceeding that expected for a device application.

     To obtain FDA approval to market medical devices that are not substantially equivalent to existing devices, the FDA requires proof of safety and efficacy in human clinical trials. Clinical trials are performed under an Investigational Device Exemption or an IDE. An IDE application must contain preclinical test data demonstrating the safety of the product for human investigational use, information on manufacturing processes and procedures, and proposed clinical protocols. If the FDA approves an IDE application, human clinical trials may begin. If the results of these trials are satisfactory, they are accumulated and submitted to the FDA in support of an application for approval to market the product. The FDA must give prior approval or clearance before commercial distribution of medical devices in the United States.

     The application for approval for marketing of a medical device must be supported by extensive data, including preclinical and human clinical trial data, to prove the safety and efficacy of the device. The application contains information about the device and its components including, among other things, manufacturing, labeling and promotion. By regulation, the FDA has 180 days to review the application. During that time an advisory panel may evaluate the application and provide recommendations to the FDA. While the FDA has responded to applications within the allotted time period, reviews more often occur over a significantly protracted period, often twelve to thirty-six months. A number of devices for which companies have submitted applications were never cleared for marketing. The FDA often significantly exceeds the 180-day review time because it may need additional information or clarification of information provided. Also, based on deficiencies in the application or its interpretation of the information provided, the FDA may determine that additional clinical trials are required. The process is lengthy and expensive and we cannot give any assurance that we will obtain FDA approval for the marketing of our products.

     If the FDA's evaluation of the application for marketing is favorable, the FDA typically issues a letter requiring the applicant's agreement to specific conditions (e.g., changes in labeling) or specific additional information to secure final approval. Once the requirements are satisfied, the FDA will issue an approval for marketing the device for specific indications, which can be more limited than those originally sought by the manufacturer. It can also include post-approval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device. These may include restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in adverse enforcement action, including the loss or withdrawal of the approval. Even after approval, a new application or a supplement is required if there is a modification to the device, its labeling or its manufacturing process.

     FDA regulations also require a manufacturer to inform the FDA whenever there is reasonable evidence to suggest that one of its devices may have caused or contributed to death or serious injury, or where one of its devices malfunctions and, if the malfunction were to recur, the device would be likely to cause or contribute to a death or serious injury.

     In December 1996, we submitted an application requesting approval of Dermagraft for the treatment of diabetic foot ulcers. In February 1997, the FDA accepted the application for filing. We based the submission on the results of a pivotal clinical trial from patients receiving Dermagraft within a therapeutic range identified retrospectively from the trial. Patients receiving Dermagraft within the therapeutic range represented a majority but not all the evaluable patients in the trial. We believe the data from patients receiving Dermagraft within the therapeutic range demonstrate a statistically significant improvement in complete healing at twelve and thirty-two weeks.
For all evaluable patients, although statistical significance was not seen at twelve weeks in the pivotal clinical trial, a statistically significant improvement in complete healing as compared to the control treatment was seen at thirty-two weeks.

     In January 1998, the General and Plastic Surgery Devices Panel of the Medical Devices Advisory Committee to the FDA recommended that the FDA approve Dermagraft for the treatment of diabetic foot ulcers in the United States. The recommendation included conditions that we perform a post-marketing study to confirm product efficacy at twelve weeks and provide physician training. During the advisory panel meeting, certain panel members and representatives of the FDA raised questions and concerns regarding the use and nature of the retrospective analyses we perform in identifying the therapeutic range. Nevertheless, the advisory panel recommended approval of the product by a vote of seven to two. One of the dissenting panel members voted against the recommendation on the grounds that a post-marketing study was too burdensome.

     After the advisory panel meeting, the FDA continued to raise concerns about approving our application based on our retrospective efficacy analysis of the twelve week data and the use of a post-marketing study to confirm efficacy at twelve weeks. In June 1998, the FDA indicated the marketing application was not approvable without supportive data from an additional clinical trial. We are currently conducting the additional clinical trial of Dermagraft in the treatment of diabetic foot ulcers as requested by the FDA.

     We have constructed a commercial manufacturing facility for our TransCyte and Dermagraft products. This facility must be registered, inspected, and licensed by various regulatory authorities, including the California Department of Health and Human Services. The facility also must comply with the FDA's regulations for quality systems, which elaborate testing, control, documentation and other quality assurance procedures. The manufacturing facility was initially inspected and found to be satisfactory by the FDA in 1996, prior to the approval of TransCyte for the treatment of full-thickness burns. After inspecting the manufacturing facility early in 1998 in conjunction with our application for the approval of Dermagraft for the treatment of diabetic foot ulcers, the FDA notified us of numerous objectionable conditions under a Form FDA 483 list of observations. These observations concerned our manufacturing processes and systems for Dermagraft and TransCyte. In March 1998, the FDA issued a warning letter requiring us to investigate and correct the conditions identified by the FDA. In September 1998, we successfully completed a reinspection by the FDA of our manufacturing facility and quality systems.

     In general, if as a result of FDA inspections, adverse event reports or information derived from any other source, the FDA believes we are not in compliance with laws or regulations or that our products pose a significant health risk, the FDA can take the following actions:

     -  refuse to approve pending applications for marketing;

     -  withdraw previously approved applications for marketing;

     -  require notification to users regarding risks;

     -  request corrective labeling, promotional or advertising materials;

     -  issue warning letters;

     - require companies to temporarily suspend marketing or undertake product recalls;

     -  impose civil penalties; or

     - institute legal proceedings to detain or seize products, enjoin future violations, or seek criminal penalties against us, our officers or employees.

The FDA may not impose civil penalties unless the violations involve a significant or knowing departure from the requirements of the FDC Act or a risk to public health. The FDA provides manufacturers with an opportunity to be heard prior to the assessment of civil penalties. If the FDA imposes civil penalties, judicial review is available.

     With respect to the manufacture of products for which approval is granted, we will be subject to routine inspection by the FDA and certain state agencies, including the California Department of Health and Human Services, for compliance with quality regulations, adverse event reporting requirements, and other applicable regulations. Congress has also approved the Food and Drug Administration Modernization Act of 1997 or the Modernization Act. The Modernization Act makes changes to the device provisions of the FDC Act, and other provisions in the Modernization Act affect the regulation of devices. Among other things, the changes affect:

     -  FDA approval processes;

     -  device standards and data requirements;

     -  procedures relating to humanitarian and breakthrough devices;

     -  tracking and post-market surveillance;

     -  accredited third party review; and

     -  the dissemination of off label information.

We cannot predict how or when these changes will be implemented or what effect the changes will have on the regulation of our products. We cannot give any assurance that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operations.

     Although the FDA has classified TransCyte as a medical device, the State of California and the State of New York have notified us that we must register as a tissue bank in order to manufacture or distribute TransCyte in those states. Although many states do not regulate tissue banks, there are certain other states besides California and New York that do. Such states could take a position similar to California and New York with regard to the regulatory status of TransCyte. In June 1997, we submitted a request to the FDA for an advisory opinion that the FDA's regulation of this product as a medical device preempts New York from regulating it as human tissue under a different licensing scheme. Both New York and California have provided written submissions to the FDA urging the agency to deny our request. To date, the FDA has not ruled. If states are permitted to regulate TransCyte as a human tissue, we and our customers could be subjected to a costly new layer of regulation. In addition, under the laws of some states that regulate tissue, including New York and Florida, the sale of human tissues for valuable consideration is prohibited. We are currently distributing TransCyte in the State of New York under a provisional tissue banking license. Due to the similarities of the products, regulations applicable to TransCyte are also expected to apply to our Dermagraft product as well.

     Whether regulated by the FDA as a medical device or biologic, or otherwise by any state or foreign authorities, the approval process for all of our products is expensive and time consuming. We cannot give any assurance that the FDA or any regulatory agency will grant its approval. The inability to obtain, or delays in obtaining, such approvals would adversely affect our ability to commence marketing therapeutic applications of our technology. We cannot give any assurance that we will have sufficient resources to complete the required testing and regulatory review processes. Furthermore, we are unable to predict the extent of adverse governmental regulation which might arise from future United States or foreign legislative or administrative action. In addition, any products we distribute pursuant to the above authorizations are subject to pervasive and continuing regulation by the FDA. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission.

     Our research and development activities and operations involve the controlled use of small quantities of radioactive compounds, chemical solvents and other hazardous materials. In addition, our business involves the growth of human tissues. We believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations. However, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result. This liability could have a material adverse effect on the our business, financial condition and results of operations.

     We also are subject to various federal, state and local laws, regulations and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices. Although we believe we are in compliance with these laws and regulations in all material respects, we cannot give any assurance that we will not be required to incur significant costs to comply with such laws or regulations in the future.

HEALTHCARE REFORM MEASURES AND REIMBURSEMENT PROCEDURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT THE COMMERCIALIZATION OF OUR PRODUCTS.

     Our ability to commercialize products successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. In the United States, government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA. In some cases, such payors may refuse to provide any coverage for uses of approved products for indications that the FDA has not granted marketing approval. Initiatives to reform healthcare delivery are increasing these cost containment efforts. As managed care organizations continue to expand as a means of containing healthcare costs, we believe there may be attempts by such organizations to restrict the use of, delay authorization to use, or limit coverage and the level of reimbursement for, new products, such as those being developed and commercialized by us, pending completion of cost/benefit analyses of such products by those managed care organizations. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

     We have supported health economics studies and research and have developed cost offset or cost-effectiveness models with respect to our TransCyte and Dermagraft products in an effort to help obtain appropriate and adequate third party coverage and reimbursement for these products. However, these products are novel and as such are subject to inherent uncertainty in the area of reimbursement. We cannot provide assurance that adequate government or private payor coverage or levels of reimbursement will be available for any of our products or that we will be able to maintain price levels sufficient for the realization of an appropriate return on our investment in such products. Failure to obtain sufficient coverage and reimbursement levels for uses of our products could have a material adverse effect on the market acceptance of such products and our business, financial condition and results of operations.

     In connection with its review of our application for approval of Dermagraft in the treatment of diabetic foot ulcers, the FDA has approved our application for a Treatment Investigational Device Exemption or a "Treatment IDE." The Treatment IDE is a new regulatory provision for devices that permits companies to make available promising new products under an agreed protocol to patients with serious diseases for which there is no satisfactory alternative. Under a Treatment IDE, companies are allowed to recover manufacturing and distribution costs. We cannot provide assurance, however, that we will be successful in obtaining reimbursement under the Treatment IDE.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY, WHICH COULD RENDER OUR POTENTIAL PRODUCTS LESS COMPETITIVE OR OBSOLETE AND COULD HARM OUR COMPETITIVE POSITION.

     The biomedical technology industry is subject to rapid, unpredictable and significant technological change. Competition from universities, research institutions and pharmaceutical, chemical and biotechnology companies is intense. Many competitors or potential competitors have greater financial resources, research and development capabilities and manufacturing and marketing experience than we do. In general, the first biomedical product to be commercialized for a particular therapeutic indication is often at a significant competitive advantage relative to later entrants to the market. Accordingly, the relative speed with which we can develop products, complete clinical trials, obtain regulatory approvals and develop commercial manufacturing capability may affect our competitive position. Our ability to attract and retain qualified scientific, manufacturing, marketing and other personnel, obtain and maintain patent protection and secure funding are also key competitive factors for our business.

     In the field of tissue engineering and the treatment of damaged or diseased tissue, we compete with several companies that are developing various tissue replacement products, including skin substitutes and cultured cartilage. In addition, we are aware of a number of biotechnology, pharmaceutical, medical device and chemical companies that are developing other types of products as alternatives to tissue replacement for a variety of indications, including burns and chronic skin ulcers. These treatments employ a variety of approaches such as growth factors, tri-peptides and completely synthetic materials.

     In the area of burns, we compete primarily with cadaver skin or porcine tissue. We are also aware of several companies that have developed technologies involving processed cadaver skin used as a dermal replacement, such as LifeCell Corporation, or sheets of epidermis grown from the patient's own skin, such as Genzyme Tissue Repair and Cell Culture Technology. Integra Life Sciences or Integra has Integra Artificial Skin consisting of a bovine or animal-derived matrix with a synthetic covering, for the treatment of burn wounds. In June 1999, Integra announced that Johnson & Johnson Medical obtained worldwide exclusive marketing and sales rights, excluding Japan, to Integra Artificial Skin. In addition, we are aware that Ortec International, Inc. has completed a pilot clinical trial with its composite cultured skin product, consisting of two types of skin cells, fibroblasts and keratinocytes, on a bovine or animal-derived collagen sponge, for the treatment of burn wounds. Several other companies are also developing or plan to develop growth factors as a treatment for second degree or small first degree burns.

     In the area of diabetic foot ulcers, Chiron Corporation and the Ortho-McNeil division of Johnson & Johnson have received FDA approval and are marketing a platelet-derived growth factor for the treatment of diabetic foot ulcers. In addition, Organogenesis, Inc. has completed clinical trials for the use of Apligraf, a product using cultured human cells seeded onto an animal-derived (bovine) matrix, for the treatment of diabetic foot ulcers. Organogenesis received FDA approval to market Apligraf in the treatment of venous ulcers or "leg ulcers" in May 1998. Organogenesis has also entered into an alliance with Novartis Pharma AG for the marketing of Apligraf.

     With respect to cartilage repair, Genzyme Tissue Repair is currently selling a service to process a patient's own cartilage cells as a treatment for defects in the knee. We are also aware that Integra and Osiris Therapeutics, Inc. are engaged in research on cultured cartilage products. We are not aware of any competitor that is developing an off-the-shelf, human cartilage tissue.

     We believe that our tissue-engineered products may have many attributes that differentiate them from other competitor's products, including the fact that our products are human-based tissue products designed to be available "off-the-shelf" to the end-users. However, other factors such as our ability to secure regulatory approval for our products, to implement production and marketing plans, and to secure adequate capital resources will also impact our competitive position. In addition, for all of our products, we expect to compete primarily on:

     -  the uniqueness of our technology and product features,

     -  on the quality and cost-effectiveness of our products, and

     -  on the timing of commercial introduction.

     We cannot provide assurance we will have the resources to compete successfully or that competition will not adversely affect our results of operations or ability to successfully market our products.

IF WE ARE NOT ABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND ADVISORS, IT MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN FINANCING OR DEVELOP OUR PRODUCTS.

     Our success will depend in large part upon our ability to attract and retain qualified scientific, administrative and management personnel as well as the continued contributions of our existing senior management and scientific and technical personnel. We face strong competition for such personnel and we cannot give any assurance that we will be able to attract or retain such individuals. In particular, if we lose the services of either Arthur J. Benvenuto, our Chairman and Chief Executive Officer, or Dr. Gail K. Naughton, our President and Chief Operating Officer, it will have a material adverse effect on our business.

OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL WHICH COULD IN TURN DELAY COMMERCIALIZATION OF OUR PRODUCTS.

     The market price of our common stock, like that of the securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. From time to time, the market for securities of biotechnology companies has in fact experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. The market price of our common stock may be affected by announcements regarding:

     -  the results of research or scientific discoveries by us or others;

     -  progress or the results of preclinical and clinical trials;

     -  new technological innovations;

     -  the approval and commercialization of products;

     -  changes in government regulation;

     -  developments concerning rights;

     -  litigation and related developments; or

     -  public perception regarding the safety of our products.

Fluctuations in our financial performance from period to period, the issuance of analysts' reports and general market conditions also may have a significant impact on the market price of our common stock.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, IT MAY RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR DAMAGES THAT EXCEED OUR INSURANCE LIMITATIONS.

     The use of any of our products, whether for commercial applications or during clinical trials, exposes us to an inherent risk of product liability claims in the event such products cause injury, disease or result in adverse effects. Such liability might result from claims made directly by healthcare institutions, contract laboratories or others selling or using such products.
We currently maintain product liability insurance coverage; however, such insurance coverage might not be sufficient to fully cover any potential claims. Such insurance can be expensive and difficult to obtain. We cannot provide assurance that adequate insurance coverage will be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against any such liability. Any product liability claim in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

     Our tissue repair and transplantation products are complex and must be manufactured under well-controlled and sterile conditions, in addition to meeting strict product release criteria. Any manufacturing errors or defects, or uncorrected impurity or variation in a raw material, either unknown or undetected by us, could affect the quality and safety of our products. If any of the defects were material, we could be required to undertake a market withdrawal or recall of the affected products. We cannot provide assurance a product recall or withdrawal will not occur. The cost of a market withdrawal or product recall could be significant and could have a material adverse effect on our business, financial condition and results of operations.

IF WE FAIL TO BE YEAR 2000 OR "Y2K" COMPLIANT IT COULD HARM OUR BUSINESS.

     The Y2K issue is a situation that results from computer systems and software products being coded using two digits rather than four to define the applicable year. Our computer systems and software products utilize embedded technology that is time-sensitive and may recognize a date as the year 1900 rather than the year 2000 which could cause computer system failures and errors leading to a disruption of our business operations. The Y2K issue could affect not only our operations but also the operations of our business partners, customers, suppliers and regulatory agencies among others.

     In response to the risks presented by the Y2K issue, we developed and are currently implementing a Y2K compliance plan. We have approached the Y2K issue in two specific phases. Phase I involved the review and analysis of computer systems, software products, equipment and vendor relationships considered critical to our operations. Phase II involves the review and analysis of computer systems, software products, equipment and vendor relationships not considered critical to our operations. In both phases, we have used qualified independent consultants to help achieve compliance goals. We currently estimate the cost of our Phase I and II activities to approximate $175,000 and $100,000, respectively, exclusive of internal manpower costs.
These estimated costs are primarily for consulting services and equipment upgrades. We do not expect these costs to be material to our financial condition or results of operations.

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


     With respect to Phase I and II, substantial all required system modifications have been made to computer servers, operating systems and telecommunication network equipment. We identified several pieces of manu-facturing and laboratory equipment and facility access control systems which are currently being upgraded. We believe all significant Y2K problems relating to systems considered critical to our operations have been identified and specific plans are in place to assure Y2K compliance, thereby reducing the risk of a critical Y2K failure or error. We are also assessing approximately 260 vendor relationships. Every reasonable effort will be made to identify and correct or develop contingency plans for those that are not Y2K compliant.

     We have not yet completed our formal contingency plan relative to undetected Y2K problems. However, at the current time, there does not appear to be any critical piece of equipment for which backup cannot be provided. The worst case scenario would likely involve adding additional short-term labor to perform repetitive manufacturing tasks. There could also be some incremental costs of replacing current testing capabilities should on-site test equipment fail. While these extra costs have not yet been estimated, they would not be expected to have a material impact on the our financial condition or operating results.

     This Y2K discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on our best current estimates, which use numerous assumptions about future events, including the continued availability of certain resources, representations received from third parties and other factors. We cannot guarantee that these estimates will be achieved. In addition, actual results could differ materially from those anticipated. Specific factors that might cause material differences include:

     -  the ability to identify and remediate all relevant Y2K issues;

     -  the results of actual Y2K testing;

     - adequate resolution of Y2K issues by third-party vendors and suppliers of goods and services;

     -  unanticipated system costs; and

     - the adequacy of and our ability to develop and implement contingency plans.

Risks Related to this Offering
------------------------------

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

     The market price of our Common Stock could drop due to sales of a large number of shares of our Common Stock or the perception that these sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a price that we deem appropriate.

PURCHASERS OF COMMON STOCK IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     You will suffer immediate and substantial dilution in this offering. For example, assuming an offering price of $3.25 per share, the last sale price of the Common Stock on July 8, 1999, the pro forma net tangible book value of the common stock as of March 31, 1999 would be $0.54 per share resulting in dilution to you of $2.71 per share. To the extent that outstanding options to purchase the Common Stock are exercised, there will be further dilution.

OUR CHARTER DOCUMENTS AND STOCKHOLDER RIGHTS PLAN MAY PREVENT TRANSACTIONS THAT COULD BE BENEFICIAL TO YOU.

     Our stockholder rights plan and provisions in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership, including transactions in which you might otherwise receive a premium for your shares over the then-current market prices. These provisions also may limit your ability to approve transactions that you deem to be in your best interests. In addition, our Board of Directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership.

                                 USE OF PROCEEDS

     Assuming an offering price of $3.25 per share, we estimate that the net proceeds from this offering will be approximately $16.6 million, after deducting our estimated offering expenses. We expect the majority of the net proceeds of this offering will be used to fund operations including clinical trials and regulatory filings, investments in support of commitments to our joint ventures and strategic alliances, product development and research, redemptions of our Series B Convertible Preferred Stock, if any, and general corporate purposes.
We cannot predict precisely the cost, timing and amount of the anticipated uses. The amounts and timing of our actual expenditures will depend upon a number of factors, including but not limited to:

     -  the scope and results of preclinical studies and clinical trials;

     -  the progress of research and development activities;

     -  the cost, timing and outcomes of regulatory review;

     -  the rate of technological advances;

     - determinations as to the commercial potential of our products under development;

     -  the amount and timing of administrative and legal expenses;

     -  the status of competitive products;

     - the establishment of manufacturing capacity or third-party manufacturing arrangements;

     -  the establishment of collaborative arrangements with other companies;
        and

     -  the availability of other financing.

     We will require substantial additional funds to conduct our operations in the future. We believe that our existing resources, including the proceeds of this offering and interest earned thereon, together with anticipated funding of estimated reimbursable costs, equity investments and milestone payments under collaborative agreements, and the existing equity line will be sufficient to support our current and planned operations for at least the next twelve months. Pending application of the proceeds as described above, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing instruments.

                                    DILUTION

     As of March 31, 1999, the net tangible book value applicable to our common stockholders was approximately a $10.6 million deficit, or $0.26 per share. "Net tangible book value per share" represents the amount of our total tangible assets reduced by total liabilities and the liquidation value of our preferred stock outstanding, divided by the number of shares of common stock we have outstanding. Net tangible book value as of March 31, 1999 does not reflect the conversion of the Smith & Nephew loan to common stock in June 1999 or conversions of our Convertible Series B Preferred Stock into common stock since March 31, 1999.

     Assuming we sell all 5,000,000 at $3.25 per share, and after giving effect to the conversion of the Smith & Nephew loan and the conversions of our Convertible Series B Preferred Stock since March 31, 1999, the pro forma net tangible book value of the common stock as of March 31, 1999 would have been $30.2 million, or $0.54 per share, after deducting the estimated expenses of this offering. This represents an immediate increase in net tangible book value of $0.27 per share to existing stockholders and an immediate dilution of $2.71 to the investors on purchasing shares of common stock in this offering. "Dilution per share" represents the difference between the price per share of common stock paid by the investors in this offering the net tangible book value per share at March 31, 1999 as adjusted to give effect to the sale of 5,000,000 shares in this offering, the conversion of the Smith & Nephew loan and conversions of our Convertible Series B Preferred Stock since March 31, 1999. The dilution to investors in this offering will be increased to the extent we sell less than 5,000,000 shares of common stock.

     The following table illustrates the dilution per share taking into account the estimated expenses of this offering:

     Assumed public offering price per share              $     3.25
                                                          ----------
     Net tangible book value per share as of
      March 31, 1999                                           (0.26)

     Increase to present stockholders due to the
      loan conversion and conversions of
      preferred stock                                           0.53

     Increase to present stockholders due to this
      offering                                                  0.27
                                                          ----------

     Pro forma net tangible book value after this
      offering                                                  0.54
                                                          ----------
     Dilution to investors in this offering               $     2.71
                                                          ==========
     _________

         The table includes the effect of the June 1999 conversion of our $10 million loan from Smith & Nephew related to the Dermagraft Joint Venture into common stock and the conversion of shares of our preferred stock into common stock during the period from April 1, 1999 to July 8, 1999. Our calculations do not assume the exercise of stock options and warrants outstanding on March 31, 1999. To the extent these options and warrants are exercised, there could be further dilution to investors. We estimated expenses of the offering to be $82,130.

                              PLAN OF DISTRIBUTION

     The common stock is being offered directly by us to a limited number of investors. We will determine the price of the common stock through negotiations between us and the purchasers which will take place after effectiveness of the registration statement. We will not accept any investor funds prior to effectiveness of the registration statement. The price of the common stock we offer could be below the current market price. This would result in dilution to existing stockholders. It could also have an adverse effect on the market for our stock. We cannot be certain that we will be able to sell all of the shares offered, and it is possible we will close this offering for less than the 5,000,000 shares being offered.

     Our chief executive officer, with the assistance of other officers as needed, will participate in the sale of the common stock to the investors. These officers will not receive any compensation for these activities. They will not be deemed to be brokers pursuant to Rule 3a4-1 under the Exchange Act. They will seek to identify prospective investors from among institutional and other potential investors known to have investments in the biotechnology industry, as well as current stockholders who may be interested in increasing their investment in Advanced Tissue Sciences. No broker-dealers will participate as potential investors.

     Prior to the closing date, all investor funds will be placed in an escrow account established for the benefit of the investors or will be transmitted directly to us. If used, the escrow agent will act only as an escrow agent for the offering of the securities described in this prospectus. The escrow agent will invest such funds in accordance with Rule 15c2-4 of the Exchange Act. The escrow agent will advise us when payment for the purchase of the common stock has been received. Upon receipt of such notice or the funds, we will instruct our transfer agent to deliver the shares of common stock to the purchasers. Investor funds will be paid by the escrow agent or transmitted directly to us on the closing date. The offering will not continue after the closing date. In the event that the offering is not completed, all funds deposited in the escrow account, plus any interest will be promptly returned to the investors.

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in these jurisdictions only through registered or licensed brokers or dealers.

     We will pay all the expenses for the offering and the sale of the common stock to the public. We estimate such expenses to be $82,130.

                                  LEGAL MATTERS

     Brobeck, Phleger & Harrison LLP, San Diego, California, is giving its opinion on the validity of the shares you are purchasing in this offering.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Advanced Tissue Sciences, Inc. and the combined financial statements of the Dermagraft Joint Venture included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

===============================================================================

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page
                                                                        ----

     Where You Can Find More Information                                  3
     Information Incorporated By Reference                                3
     Forward-Looking Statements                                           4
     Advanced Tissue Sciences, Inc.                                       4
     Recent Developments                                                  6
     Risk Factors                                                         6
     Use of Proceeds                                                     18
     Dilution                                                            19
     Plan of Distribution                                                20
     Legal Matters                                                       20
     Experts                                                             20

===============================================================================

                                5,000,000 SHARES




                                 ADVANCED TISSUE
                                  SCIENCES, INC.

                                   COMMON STOCK

                           -----------------------------
                                    PROSPECTUS
                          -----------------------------

                                  JULY __, 1999

                                       PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee.

     SEC registration fee                $    4,630
     Nasdaq National Market fee              17,500
     Legal fees and expenses                 25,000
     Accounting fees and expenses            25,000
     Miscellaneous expenses                  10,000
                                         ----------
          TOTAL                          $   82,130
                                         ==========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Company's Restated Certificate of Incorporation ("Certificate") provides that, except to the extent prohibited by the General Corporation Law of the State of Delaware ("DGCL"), the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

     Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Company's by-laws provide that the Company must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director or officer of the Company, or that such director or officer is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     The Company's by-laws provide further that the Company must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

     Pursuant to its by-laws, the Company has the power to purchase and maintain, and has obtained, a directors' and officers' liability policy to insure its officers and directors against certain liabilities. In addition, the Company has entered into indemnification agreements with its directors and its officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if maintained for other directors or officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

     (A) EXHIBITS.

EXHIBIT NO.           DESCRIPTION
-----------           -----------
  4.1 +               Instruments defining the rights of stockholders.

  4.2 ++ Rights Agreement, Dated as of January 6, 1995, between the Company and Chemical Trust Company of California, including the Certificate of Determination for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Summary of Rights to Right Certificate as Exhibit B and the Purchase Preferred Shares as Exhibit C

  4.3 +++ Investment Agreement between Advanced Tissue Sciences, Inc., and Ramius Hatteras Partners, L.P., Dated February 9, 1996

  4.3(a)++++          Amendment No. 1 to Investment Agreement between Advanced
                      Tissue Sciences, Inc., and Hatteras Partners, L.P.
                      (formerly Ramius Hatteras Partners, L.P.), Dated
                      January 26, 1998

  4.3(b)+++++         Amendment No. 2 to Investment Agreement between Advanced
                      Tissue Sciences, Inc. and Hatteras Partners, L.P.
                      (formerly Ramius Hatteras Partners, L.P.) Dated July
                      10, 1998

  5.1                 Opinion of Brobeck, Phleger & Harrison LLP

  23.1                Consent of Ernst & Young LLP, Independent Auditors

  23.2 Consent of Brobeck, Phleger & Harrison LLP. Included in the Opinion of Brobeck, Phleger & Harrison LLP filed as
                      Exhibit 5.1.

  24.1                Power of Attorney.  Included on page II-5 of this
                      registration statement.
________________________

+ Incorporated by reference to the Registration Statements on Form 8-A, filed on July 28, 1992 and January 6, 1995
++ Incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated January 5, 1995
+++ Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 9, 1996
++++ Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated January 26, 1998
+++++ Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated July 10, 1998

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-K at the date of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 12th day of July, 1999.

                                       ADVANCED TISSUE SCIENCES, INC.


                                       By:    /s/  Arthur J. Benvenuto
                                          ----------------------------------
                                          Arthur J. Benvenuto, Chairman of the
                                          Board and Chief Executive Officer


                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Arthur J. Benvenuto and Michael V. Swanson and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature                      Title
     ---------                      -----

/s/ Arthur J. Benvenuto        Chairman of the Board and Chief    July 12, 1999
-----------------------------  Executive Officer (Principal
Arthur J. Benvenuto            Executive Officer)

/s/ Dr. Gail K. Naughton       Director, President and Chief      July 12, 1999
-----------------------------  Operating Officer
Dr. Gail K. Naughton

/s/  Michael V. Swanson        Senior Vice President and Chief    July 12, 1999
-----------------------------  Financial Officer (Principal
Michael V. Swanson             Financial and Accounting Officer)

/s/ Jerome E. Groopman, M.D.   Director                           July 12, 1999
-----------------------------
Jerome E. Groopman, M.D.

/s/  Jack L. Heckel            Director                           July 12, 1999
-----------------------------
Jack L. Heckel

/s/  Ronald L. Nelson          Director                           July 12, 1999
-----------------------------
Ronald L. Nelson

/s/  Dayton Ogden              Director                           July 12, 1999
-----------------------------
Dayton Ogden

/s/  David S. Tappan, Jr.      Director                           July 12, 1999
----------------------------
David S. Tappan, Jr.

/s/  Dr. Gail R. Wilensky      Director                           July 12, 1999
----------------------------
Dr. Gail R. Wilensky

                               EXHIBIT INDEX
                               -------------

EXHIBIT NO.           DESCRIPTION
-----------           -----------

   4.1+               Instruments defining the rights of stockholders.

   4.2++ Rights Agreement, Dated as of January 6, 1995, between the Company and Chemical Trust Company of California, including the Certificate of Determination for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Summary of Rights to Right Certificate as Exhibit B and the Purchase Preferred Shares as Exhibit C

   4.3+++ Investment Agreement between Advanced Tissue Sciences, Inc., and Ramius Hatteras Partners, L.P., Dated February 9, 1996

   4.3(a)++++         Amendment No. 1 to Investment Agreement between Advanced
                      Tissue Sciences, Inc., and Hatteras Partners, L.P.
                      (formerly Ramius Hatteras Partners, L.P.), Dated
                      January 26, 1998

   4.3(b)+++++        Amendment No. 2 to Investment Agreement between Advanced
                      Tissue Sciences, Inc. and Hatteras Partners, L.P.
                      (formerly Ramius Hatteras Partners, L.P.) Dated July
                      10, 1998

   5.1                Opinion of Brobeck, Phleger & Harrison LLP

  23.1                Consent of Ernst & Young, LLP,  Independent Auditors

  23.2 Consent of Brobeck, Phleger & Harrison LLP. Included in the Opinion of Brobeck, Phleger & Harrison LLP filed as Exhibit 5.1.

  24.1                Power of Attorney.  Included on page II-5 of this
                      registration statement.
________________________

+ Incorporated by reference to the Registration Statements on Form 8-A, filed July 28, 1992 and January 6, 1995
++ Incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated January 5, 1995
+++ Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 9, 1996
++++ Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated January 26, 1998
+++++ Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated July 10, 1998